

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-51281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/04 AND ENDING 05/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAX INTERNATIONAL BROKER DEALER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 MAIDEN LANE SUITE 503
(No. and Street)

NEW YORK	NY	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOLLY REINHOLD 212-809-3267
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOLLY REINHOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAX INTERNATIONAL BROKER DEALER CORP., as of MAY 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO
Title

Notary Public

MORDECAI T. SCHWARTZ
Notary Public, State of New York
No. 4803598
Qualified in Richmond County
Commission Expires March 30 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

517 Route One
Iselin, New Jersey 08830
(732) 855-9600

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of
Max International Broker Dealer Corp.:

We have audited the accompanying statement of financial condition of **Max International Broker Dealer Corp.** (the "Company") as of May 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of **Max International Broker Dealer Corp.** as of May 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, NJ
July 20, 2005

MAX INTERNATIONAL BROKER DEALER CORP.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

ASSETS

Cash and cash equivalents	$118,204
Deposit with clearing broker	100,000
Receivable from broker-dealer	192,923
Marketable securities	5,148
Property and equipment at cost,	
less accumulated depreciation of $92,816	30,636
Prepaid income taxes and tax refunds receivable	14,993
Other assets	18,958
Total assets	$480,862

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Bank loan, payable	$ 13,062
Accounts payable and accrued expenses	298,863
Total liabilities	311,925
Commitments and contingencies	
Shareholders' equity:	
Common stock $0.2075 par value, 200,000 shares authorized,	
117,000 shares issued, 18,000 outstanding	24,278
Additional paid-in capital	11,425
Retained earnings	153,777
Less: Common stock in treasury, 99,000 shares, at cost	(20,543)
Total shareholders' equity	168,937
Total liabilities and shareholders' equity	$480,862

The accompanying notes are an integral part of the statement of financial condition.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

1. Organization and Nature of Business

Max International Broker Dealer Corp. (the "Company") began doing business as a registered broker-dealer in securities in April 1999. In this capacity, the Company executes both principal and agency transactions for itself and its customers. The Company forwards all customer transactions to other broker-dealers and clearing brokers on a fully disclosed basis. The Company does not hold funds or securities for customers. Any funds or securities received by the Company are promptly transmitted to the clearing broker. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers and operates under the exemptive provisions of securities and exchange commission rule 15c3-3(k)(2)(i.).

2. Summary of Significant Accounting Policies

a) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

b) Revenue Recognition and Commissions

The Company executes all of its customer trades through other member firms and records all securities transactions on a trade-date basis. The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America.

c) Depreciation and Amortization

Furniture and equipment are stated at cost. Depreciation is computed primarily using the straight line method over the estimated useful lives of the related assets.

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

2. Summary of Significant Accounting Policies (Continued)

d) Income Taxes and Deferred Income Taxes

The Company is liable for federal, state and local taxes as applicable. As of May 31, 2005 the company had a net operating loss carry forward of approximately $100,000 for New York City and New York State purposes and approximately $104,000 for federal income tax purposes, the Company also has approximately $27,000 of unused federal income tax credits. The amount of current and deferred taxes payable or refundable is recognized as the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. There are no significant differences giving rise to deferred tax assets or liabilities. The Company has recorded a valuation reserve of approximately $58,000 to offset the recognition of the deferred tax asset due to its net operating loss carry forward.

e) Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

3. Property and Equipment, Net

Property and equipment consist of the following:

Leasehold improvements and office	$ 21,072
Computer equipment	47,046
Telephone equipment	46,214
Art	9,120
	123,452
Less: Accumulated Depreciation	(92,816)
	$ 30,636

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

4. **Loan Payable, Bank**

The Company has an unsecured $15,000 line of credit which is subject to renewal annually and payable on demand. Interest is payable monthly at 12.5%.

5. **Payable to Clearing Broker**

Amounts payable to clearing broker are for commissions earned less losses on securities transactions and customer write offs.

6. **Concentrations of Credit Risk**

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failures of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts business.

As of May 31, 2005, there was no significant customer accounts having debit balances which presented any risk nor was there any significant exposure with any other transaction conducted with any other broker.

7. **Commitments**

The Company leases office space under two sublease agreements with a related party expiring in 2012. The leases contain provisions for escalations based on increases in certain costs incurred by the lessor. The future minimum lease payments are as follows:

Year ended May 31, 2006	$107,009
2007	110,343
2008	113,328
2009	117,328
2010	124,147
Thereafter	248,955
	$821,110

MAX INTERNATIONAL BROKER DEALER CORP.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MAY 31, 2005

8. Net Capital Requirements

The Company is subject to the Securities And Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At May 31, 2005 the Company had net capital of $103,577, which was $3,577 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.01 to 1.

9. Contingencies

In the ordinary course of business, the Company is party to various claims and arbitration matters, which it vigorously defends. In the opinion of management, resolution of these matters will not have a material effect on the financial condition of the Company.